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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Terayon Communication Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
880775105
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	880775105

1	NAMES OF REPORTING PERSONS: Shlomo Selim Rakib

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		4,062,040(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		240,000(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,062,040(1)

WITH:	8	SHARED DISPOSITIVE POWER:

240,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,302,040(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 1,300,000 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of December 31, 2005.

(2) Includes 240,000 shares of Common Stock held by the Zaki Rakib Children’s Trust Fund of which Mr. Shlomo Selim Rakib is a co-trustee.

Item 1.
(a)	Name of Issuer: Terayon Communication Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4988 Great America Parkway, Santa Clara, CA 95054
Item 2.
(a)	Name of Person Filing: Shlomo Selim Rakib

(b)	Address of Principal Business Office or, if none, Residence: 4988 Great America Parkway, Santa Clara, CA 95054

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 880775105
Item 3. If this statement is filed pursuant to Rule 13d-l(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership:
(a)	Amount beneficially owned: 4,302,040

(b)	Percent of class: 5.45%

(c)	Number of shares as to which the person has
(i)	Sole power to vote or to direct the vote: 4,062,040 (1)

(ii)	Shared power to vote or to direct the vote: 240,000 (2)

(iii)	Sole power to dispose or to direct the disposition of: 4,062,040 (1)

(iv)	Shared power to dispose or to direct the disposition of: 240,000 (2)
(1) Includes 1,300,000 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of December 31, 2005.
(2) Includes 240,000 shares of Common Stock held by the Zaki Rakib Children’s Trust Fund of which Mr. Shlomo Selim Rakib is a co-trustee.

Item 5. Ownership of Five Percent or Less of a Class:
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
     Not applicable.
Item 8. Identification and Classification of Members of the Group:
     Not applicable.
Item 9. Notice of Dissolution of Group:
     Not applicable.
Item 10. Certifications:
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

/s/ Rachel Nico Halpren*

Name: Shlomo Selim Rakib

*Power of Attorney for Shlomo Selim Rakib